Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

July 31, 2026

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B:

AO Citibank – Entity Name changed to AO RenCap Bank in Custody, Clearance, or Settlement entity

BNP PARIBAS, Paris, Zurich Branch – Terminated as Custody, Clearance, or Settlement entity

Changes to Principals:

Linda Hudson – Removed as a Director

Pierre Jacques Philippe de Weck – Removed as a Director